UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica announces intention to end listing on NYSE	2

Press Release

Telefónica announces intention to end listing on NYSE

Telefónica, S.A. (NYSE – TEF) (“Telefónica”) announces today that it intends to start the procedure to voluntarily delist its American Depositary Shares (“ADSs”), each representing one ordinary share of Telefónica, evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (“NYSE”). Telefónica has not arranged for listing, quotation and/or registration of the ADSs on another U.S. securities exchange or quotation medium. Holders of ADSs will have the option to exchange their ADSs for ordinary shares traded on the Spanish Stock Exchanges. Further, Telefónica intends to convert its current ADR Program into a Level 1 ADR Program, which will give existing ADS holders the option to continue to hold ADSs, and facilitate trading on the U.S. over-the-counter market.

In addition, Telefónica and Telefónica Emisiones, S.A.U. (a wholly-owned subsidiary of Telefónica) (“T. Emisiones”) intend to start the procedure to voluntarily delist the following series of debt securities, each issued by T. Emisiones and guaranteed by Telefónica, from the NYSE: Fixed Rate Senior Notes Due 2027 (TEF/27), Fixed Rate Senior Notes Due 2036 (TEF/36), Fixed Rate Senior Notes Due 2038 (TEF/38), Fixed Rate Senior Notes Due 2047 (TEF/47), Fixed Rate Senior Notes Due 2048 (TEF/48) and Fixed Rate Senior Notes Due 2049 (TEF/49) (collectively, the “Debt Securities”). Telefónica and T. Emisiones have not arranged for listing, quotation and/or registration of the Debt Securities on another U.S. securities exchange or quotation medium but intend to apply to list them on Euronext Dublin.

Telefónica and T. Emisiones intend to submit the relevant Form 25s with the U.S. Securities and Exchange Commission (“SEC”) during the coming weeks, and expect delisting to become effective ten days after such submission, from which time Telefónica’s ADSs and the Debt Securities will no longer be traded on the NYSE.

Likewise, Telefónica also intends to initiate a procedure, subject to and in compliance with Peruvian law, to voluntarily delist its ADSs from the Lima Stock Exchange (LSE) and, consequently, from the public securities market registry (Registro Público del Mercado de Valores) administered by the Peruvian securities market regulator (Superintendencia del Mercado de Valores (SMV)).

Following the delisting from the NYSE, Telefónica, T. Emisiones and Telefónica Europe, B.V. (a wholly-owned subsidiary of Telefónica) (“T. Europe”) intend to file a Form 15F with the SEC to apply for the deregistration of all of their respective classes of U.S. registered securities, including the ADSs, the Debt Securities and a series of debt securities issued by T. Europe and guaranteed by Telefónica, and the termination of their respective reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.

Subsequent to the delisting and deregistration in the United States, Telefónica will continue to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Telefónica’s ordinary shares will remain listed on the Spanish Stock Exchanges where most of Telefónica’s international and domestic investors currently trade Telefónica’s ordinary shares.

The decision to voluntarily delist from the NYSE and to deregister with the SEC was made after a detailed analysis by the relevant governing bodies, taking into account the administrative burden and costs associated with having securities listed on the NYSE. This decision is consistent with the Strategic Plan presented to investors in November 2025, which seeks to simplify Telefónica’s operating model while continuing to uphold the highest standards of corporate governance and provide transparent financial reporting. This decision is not expected to have any impact on Telefónica’s clients and partners or its commercial presence in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction or any advice or recommendation with respect to such securities.

This press release may contain forward-looking statements which reflect the current view of Telefónica and T. Emisiones on future events [and financial and operational developments]. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “seek”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development, and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this press release speak only as at the date hereof, and neither Telefónica nor T. Emisiones assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Madrid, December 17, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 17, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors